Exhibit A

Ceragon Networks Reports Second Quarter 2016 Financial Results
August 8, 2016
CERAGON NETWORKS REPORTS SECOND QUARTER 2016
FINANCIAL RESULTS

Strength in India and Latin America drove sequential improvement in bookings and revenues during the second quarter

Little Falls, New Jersey, August 8, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2016.

Second Quarter 2016 Highlights:

Revenues - $70.0 million, down 26% from the second quarter of 2015, and up 17% from the first quarter of 2016.

Gross margin - 34.7%, compared to 28.2% in the second quarter of 2015 and 35.6% in the first quarter of 2016.

Operating income - $4.0 million, compared to $5.9 million in the second quarter of 2015, and $1.2 million in the first quarter of 2016.

Net income (loss) - net income of $0.1 million, or $0.00 per diluted share for the second quarter of 2016.  Net income for the second quarter of 2015 was $1.3 million, or $0.02 per diluted share. Net loss for the first quarter of 2016 was $(0.4) million or $(0.01) per diluted share.

Non-GAAP results - gross margin was 35.5%, operating profit was $4.9 million, and net income was $1.6 million, or $0.02 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached table.

Cash and cash equivalents - $34.4 million at June 30, 2016, compared to $41.8 million at March 31, 2016.

“As the rollout of 4G LTE networks transitions from developed to emerging markets, we are benefitting from the related demand for high-value, best-of-breed solutions, “said Ira Palti, president and CEO of Ceragon. “Our bookings and revenues grew sequentially, primarily due to strength from India and Latin America. We are profitable and cash flow positive, and we used a portion of our cash to continue paying down debt. Based on the increase in bookings in the second quarter and the pipeline of potential business, we continue to expect a gradual increase in revenues during the second half of 2016.”

Supplemental geographical breakdown of revenue for the second quarter of 2016:

•	Europe:	15%

•	Africa:	6%

•	North America:	16%

•	Latin America:	27%

•	India:	26%

•	APAC:	10%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 234-9960, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 397184. A replay of both the call and the webcast will be available through September 8, 2016.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential," or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including but not limited to currency export controls and recent economic concerns; the risk that the amount of business coming from our most significant customers will go down or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be undertaken from time to time; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi         or                          Claudia Gatlin
+972 3 5431 660 +1 212 830-9080
dorona@ceragon.com                                                    claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Second Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Revenues	$70,010	$94,772	$129,844	$188,425
Cost of revenues	45,720	68,078	84,263	137,491

Gross profit	24,290	26,694	45,581	50,934

Operating expenses:
Research and development	5,355	5,770	10,638	12,169
Selling and marketing	9,716	9,481	19,573	20,789
General and administrative	5,192	5,525	10,110	10,261
Restructuring costs	-	-	-	1,225

Total operating expenses	$20,263	$20,776	$40,321	$44,444

Operating income	4,027	5,918	5,260	6,490

Financial expenses, net	2,372	3,161	3,290	9,507

Income (loss) before taxes	1,655	2,757	1,970	(3,017)

Taxes on income	1,606	1,426	2,357	2,647

Net income (loss)	$49	$1,331	$(387)	$(5,664)

Basic net income (loss) per share	$0.00	$0.02	$0.00	$(0.07)

Diluted net income (loss) per share	$0.00	$0.02	$0.00	$(0.07)

Weighted average number of shares used in computing basic net income (loss) per share	77,674,747	77,170,030	77,664,815	77,158,982

Weighted average number of shares used in computing diluted net income (loss) per share	77,919,559	77,243,249	77,664,815	77,158,982

Ceragon Reports Second Quarter 2016 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2016	December 31, 2015
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$34,377	$36,318
Short-term bank deposits	153	-
Trade receivables, net	89,451	116,683
Other accounts receivable and prepaid expenses	20,351	22,583
Deferred taxes, net	524	1,633
Inventories	48,786	49,690
Total current assets	193,642	226,907

NON-CURRENT ASSETS:
Deferred tax assets, net	93	189
Severance pay and pension fund	4,287	4,681
Property and equipment, net	26,972	28,906
Intangible assets, net	2,374	3,192
Other non-current assets	2,901	1,457
Total non-current assets	36,627	38,425
Total assets	$230,269	$265,332

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term loan	$21,450	$34,922
Trade payables	56,154	71,721
Deferred revenues	3,966	8,901
Other accounts payable and accrued expenses	23,750	27,052
Total current liabilities	105,320	142,596

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,774	9,276
Other long term payables	12,127	10,639
Total long-term liabilities	20,901	19,915

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	408,773	408,174
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,601)	(8,616)
Accumulated deficits	(277,247)	(276,860)

Total shareholders' equity	104,048	102,821

Total liabilities and shareholders' equity	$230,269	$265,332

Ceragon Reports Second Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Cash flow from operating activities:
Net income (loss)	$49	$1,331	$(387)	$(5,664)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	2,668	2,719	4,976	6,222
Stock-based compensation expense	181	378	592	572
Decrease (increase) in trade and other receivables, net	(3,875)	4,487	30,503	19,356
Decrease in inventory, net of write off	1,171	4,539	1,603	9,648
Decrease in deferred tax asset, net	972	723	1,205	1,453
Increase (decrease) in trade payables and accrued liabilities	1,616	(11,612)	(18,445)	(25,331)
Increase (decrease) in deferred revenues	(267)	1,049	(4,934)	(4,428)
Other adjustments	(218)	(83)	(108)	(189)
Net cash provided by operating activities	$2,297	$3,531	$15,005	$1,639

Cash flow from investing activities:
Purchase of property and equipment	(1,407)	(1,431)	(3,608)	(3,473)
Investment in short-term bank deposits	(120)	(4)	(153)	(4)
Proceeds from short-term bank deposits	-	-	-	64
Proceeds from sale and maturities of marketable securities, net	-	-	-	122
Net cash used in investing activities	$(1,527)	$(1,435)	$(3,761)	$(3,291)

Cash flow from financing activities:
Proceeds from share options exercise	7	-	7	-
Proceeds from bank loans	-	2,150	-	4,200
Repayment of bank loans	(8,400)	(2,058)	(13,472)	(4,116)
Net cash provided by (used in) financing activities	$(8,393)	$92	$(13,465)	$84

Translation adjustments on cash and cash equivalents	$155	$77	$280	$(320)
Increase (decrease) in cash and cash equivalents	$(7,468)	$2,265	$(1,941)	$(1,888)
Cash and cash equivalents at the beginning of the period	41,845	37,270	36,318	41,423
Cash and cash equivalents at the end of the period	$34,377	$39,535	$34,377	$39,535

Ceragon Reports Second Quarter 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

GAAP cost of revenues	$45,720	$68,078	$84,263	$137,491
Amortization of intangible assets	(307)	(306)	(613)	(609)
Stock based compensation expenses	(3)	21	(21)	(10)
Changes in pre-acquisition indirect tax positions	(269)	(118)	(403)	(148)
Non-GAAP cost of revenues	$45,141	$67,675	$83,226	$136,724

GAAP gross profit	$24,290	$26,694	$45,581	$50,934
Gross profit adjustments	579	403	1,037	767
Non-GAAP gross profit	$24,869	$27,097	$46,618	$51,701

GAAP Research and development expenses	$5,355	$5,770	$10,638	$12,169
Stock based compensation expenses	2	(245)	(126)	(341)
Non-GAAP Research and development expenses	$5,357	$5,525	$10,512	$11,828

GAAP Sales and Marketing expenses	$9,716	$9,481	$19,573	$20,789
Amortization of intangible assets	(107)	(20)	(206)	(209)
Stock based compensation expenses	(87)	(130)	(219)	(213)
Non-GAAP Sales and Marketing expenses	$9,522	$9,331	$19,148	$20,367

GAAP General and Administrative expenses	$5,192	$5,525	$10,110	$10,261
Stock based compensation expenses	(92)	(24)	(225)	(8)
Non-GAAP General and Administrative expenses	$5,100	$5,501	$9,885	$10,253

GAAP financial expenses	$2,372	$3,161	$3,290	$9,507
Currency devaluation in Venezuela related expenses	-	-	907	(2,973)
Non-GAAP financial expenses	$2,372	$3,161	$4,197	$6,534

GAAP taxes on income	$1,606	$1,426	$2,357	$2,647
Changes in pre-acquisition tax liability	(453)	-	(453)	-
Other non-cash tax adjustments	(242)	(856)	(488)	(1,590)
Non-GAAP taxes on income	$911	$570	$1,416	$1,057

Ceragon Reports Second Quarter 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

GAAP net income (loss)	$49	$1,331	$(387)	$(5,664)
Amortization of intangible assets	414	326	819	818
Stock based compensation expenses	180	378	591	572
Restructuring expenses	-	-	-	1,225
Changes in pre-acquisition tax exposures	723	118	856	148
Currency devaluation in Venezuela related expenses	-	-	(907)	2,973
Non-cash tax adjustments	242	856	488	1,590
Non-GAAP net income	$1,608	$3,009	$1,460	$1,662

GAAP basic and diluted net income (loss) per share	$0.00	$0.02	$0.00	$(0.07)

Non-GAAP basic and diluted net income (loss) per share	$0.02	$0.04	$0.02	$0.02

Weighted average number of shares used in computing GAAP basic net income (loss) per share	77,674,747	77,170,030	77,664,815	77,158,982

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	77,919,559	77,243,249	77,664,815	77,158,982

Weighted average number of shares used in computing Non-GAAP basic and diluted net income per share	78,525,583	77,811,594	78,133,900	77,796,494